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Jay Ingram

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	URS Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed June 25, 2013
File No. 333-187968

Dear Mr. Ingram:

This letter is submitted on behalf of URS Corporation (the “Company”) and URS Fox US LP (together with the Company, the “Co-Issuers”) in response to comments raised by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission in the Staff’s letter dated July 1, 2013 regarding the above-referenced filing (the “Registration Statement”) to Mr. Joseph Masters, General Counsel and Secretary of the Company. Set forth below are the Co-Issuers’ responses to the Staff’s comments. Concurrently with the filing of this letter, the Co-Issuers are submitting (via EDGAR) Amendment No. 2 to the Registration Statement on Form S-4/A, which reflects changes made to the Registration Statement in response to the Staff’s comments.

The Co-Issuers’ responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments in italicized text and the Co-Issuers’ response is set forth immediately following each Staff comment.

Signatures

1.	We note that you have revised the registration statement to include signatures for each guarantor. However, the registration statement must be signed by the principal executive

August 7, 2013

officer, principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors for each of the guarantors. Please revise the signatures to have each of these officers and a majority of the board sign the registration statement. See Instruction 1 to Signatures on Form S-4.

Response: The Company has revised the signature pages of the Registration Statement as requested.

Exhibit 5.5

2.	We note the assumptions contained in paragraphs (e), (g), (h), (i), and (j). Please either remove these assumptions or advise us why counsel needs to assume these matters for purposes of rendering its opinion. In particular, the assumption in paragraph (e) is inappropriate in that it subsumes the opinion being provided by counsel. With respect to the other assumptions, it appears that these matters may be determined by diligence of counsel. Please advise or revise as appropriate.

Response: The assumptions contained in paragraphs (g), (h), (i) and (j) have been removed. The assumption in paragraph (e) has been revised so that it does not apply to the guarantor.

3.	Please have counsel remove the language in paragraph (b) on page four noting that it relied “exclusively” upon the certificates listed.

Response: The language in paragraph (b) on page four relating to counsel’s relying “exclusively” upon the certificates listed has been removed.

Exhibits 5.6 and 5.7

4.	We note the assumption in Schedule B of each opinion that the bylaws or operating agreements, as applicable, and all amendments thereto, have been adopted in accordance with all legal requirements. It appears that this assumption may be resolved by diligence of counsel. Please advise or revise as appropriate.

Response: The assumption in Schedule B of each opinion relating to the bylaws or operating agreements, as applicable, has been removed.

Please direct any questions or comments regarding the foregoing to the undersigned at (213) 891-7421. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Steven B. Stokdyk Steven B. Stokdyk
Latham & Watkins LLP

August 7, 2013

cc:	Erin Jaskot, Securities and Exchange Commission
Joseph Masters, URS Corporation